

September 5, 2014

Via E-mail
Ed Riley
General Counsel
Avolon Holdings Limited
The Oval, Building 1
Shelbourne Road
Ballsbridge, Dublin 4
Ireland

> **Re: Avolon Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 22, 2014**
> **File No. 333-196620**

Dear Mr. Riley:

We have reviewed the amendment to your registration statement and have the following comments.

Principal and Selling Shareholders, page 118

1.   In your next amendment, please add Messrs. Biglari and Perlin to your principal and selling shareholders table.

Avolon Investments S.à r.l. Financial Statements for the Year Ended December 31, 2013
Consolidated Balance Sheets, page F-7

2.   Please revise your line item Total Temporary Equity and Shareholders' Equity to only refer to Shareholders' Equity. Revise the similar line item on page F-43 as well.

Consolidated Statements of Cash Flows, page F-10

3.   We note your revisions made in response to prior comment two from our letter dated August 7, 2014. It is unclear why you have not addressed the 2013 correction. Please advise or revise your disclosures accordingly.

(1) Summary of Significant Accounting Policies, page F-11
(g) Flight Equipment, page F-12

4.   We have reviewed your response to prior comment three from our letter dated August 7, 2014. For further clarification, please tell us how you capture the value of the

maintenance return condition right in your accounting for purchased aircraft that are subject to a lease upon acquisition.

(s) Net Gain on Disposal of Flight Equipment, page F-17

5.   We note your revisions made in response to prior comment five from our letter dated August 7, 2014 and have the following additional comments:
   • Please expand your disclosure to clarify the nature of retained lessee obligations, including when those obligations were incurred; and
   • You indicate that the net gain on disposal of flight equipment is calculated as sale proceeds less the sum of depreciated net book value, any liabilities assumed on the cost of disposal and any accrued maintenance liability transferred on disposal. Please clarify how you account for the transfer of the accrued maintenance liability such that it appears to reduce your net gain on disposal.

(14) Share Capital, page F-31

6.   We have reviewed your response to prior comment eight from our letter dated August 7, 2014. We note that you have retroactively reflected the 3 for 1 reverse stock split on the face of your balance sheets; however, you continue to present the pre-split number of Class A shares issued and outstanding at January 1, 2011, December 31, 2011 and December 31, 2012 on page F-32. Please revise to retroactively reflect the 3 for 1 reverse stock split throughout the filing.

Avolon Investments S.à r.l. Financial Statements for the Period Ended June 30, 2014
(17) Interest Income / (Expense), page F-55

7.   Your current presentation appears to indicate that you reported net interest income of $96.9 million for the six months ended June 30, 2014. Please revise your presentation to clearly indicate that you reported net interest expense of $(96.9 million) for the six months ended June 30, 2014.

Exhibit 5.1

8.   Please have counsel delete the qualification referencing the register of members in the Opinions and Qualifications sections since the registration statement includes adequate disclosure of its significance under "*Register of Members,* page 124."

       You may contact Jeff Gordon, Staff Accountant at 202-551-4313 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Jennifer A. Bench, Esq.
       Weil, Gotshal & Manges LLP